UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CELSION CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

15117n305
(CUSIP Number)

The Mangrove Partners Fund, L.P.
c/o Mangrove Partners
10 East 53rd Street
31st Floor
New York, New York 10022
Attention:  Ward Dietrich
(646) 470-0450
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Jonathan Baum
Avenir Law
39 Hollenbeck Avenue
Great Barrington, Massachusetts 01230
(413) 528-7980

September 29, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 15117n305	Page 2 of 8 Pages

	(1) Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).	The Mangrove Partners Fund, L.P. 27-2067192
	(2) Check the appropriate box if a member of a group	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds	WC
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	0
	(8) Shared voting power	2,141,041 *
	(9) Sole dispositive power	0
	(10) Shared dispositive power	2,141,041 *
	(11) Aggregate amount of beneficially owned by each reporting person	2,141,041 *
	(12) Check if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	8.0% **
	(14) Type of reporting person	PN
*           Of the 2,141,041 shares of Common Stock for which beneficial ownership is claimed, 319,600 shares represent shares of Common Stock which may be acquired upon the exercise of options.

**        The ownership percentage is calculated based on 26,632,062 shares of Common Stock outstanding as of August 22, 2011, as reported in the issuer’s Amendment No. 1 to Form S-1, Registration Statement, filed with the Securities and Exchange Commission on September 14, 2011.

SCHEDULE 13D
CUSIP No. 15117n305	Page 3 of 8 Pages

	(1) Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).	Mangrove Partners 98-0652572
	(2) Check the appropriate box if a member of a group	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds	AF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	0
	(8) Shared voting power	2,141,041 *
	(9) Sole dispositive power	0
	(10) Shared dispositive power	2,141,041 *
	(11) Aggregate amount of beneficially owned by each reporting person	2,141,041 *
	(12) Check if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	8.0% **
	(14) Type of reporting person*	OO
*           Of the 2,141,041 shares of Common Stock for which beneficial ownership is claimed, 319,600 shares represent shares of Common Stock which may be acquired upon the exercise of options.

**        The ownership percentage is calculated based on 26,632,062 shares of Common Stock outstanding as of August 22, 2011, as reported in the issuer’s Amendment No. 1 to Form S-1, Registration Statement, filed with the Securities and Exchange Commission on September 14, 2011.

SCHEDULE 13D
CUSIP No. 15117n305	Page 4 of 8 Pages

	(1) Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).	Mangrove Capital 98-0652571
	(2) Check the appropriate box if a member of a group	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds	AF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	0
	(8) Shared voting power	2,141,041 *
	(9) Sole dispositive power	0
	(10) Shared dispositive power	2,141,041 *
	(11) Aggregate amount of beneficially owned by each reporting person	2,141,041 *
	(12) Check if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	8.0% **
	(14) Type of reporting person	OO
*           Of the 2,141,041 shares of Common Stock for which beneficial ownership is claimed, 319,600 shares represent shares of Common Stock which may be acquired upon the exercise of options.

**        The ownership percentage is calculated based on 26,632,062 shares of Common Stock outstanding as of August 22, 2011, as reported in the issuer’s Amendment No. 1 to Form S-1, Registration Statement, filed with the Securities and Exchange Commission on September 14, 2011.

SCHEDULE 13D
CUSIP No. 15117n305	Page 5 of 8 Pages

	(1) Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).	Nathaniel August
	(2) Check the appropriate box if a member of a group*	(a) ☒ (b) ☐
(3) SEC use only
	(4) Source of funds	AF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
	(6) Citizenship or place of organization	United States of America
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	0
	(8) Shared voting power	2,141,041 *
	(9) Sole dispositive power	0
	(10) Shared dispositive power	2,141,041 *
	(11) Aggregate amount of beneficially owned by each reporting person	2,141,041 *
	(12) Check if the aggregate amount in Row (11) excludes certain shares	☐
	(13) Percent of class represented by amount in Row (11)	8.0% **
	(14) Type of reporting person	IN
*           Of the 2,141,041 shares of Common Stock for which beneficial ownership is claimed, 319,600 shares represent shares of Common Stock which may be acquired upon the exercise of options.

**        The ownership percentage is calculated based on 26,632,062 shares of Common Stock outstanding as of August 22, 2011, as reported in the issuer’s Amendment No. 1 to Form S-1, Registration Statement, filed with the Securities and Exchange Commission on September 14, 2011.

SCHEDULE 13D
CUSIP No. 15117n305	Page 6 of 8 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of Celsion Corporation., a Delaware corporation (the “Issuer” or the “Company”).  This Amendment No. 1 amends Items 3 and 5 of the Schedule 13D originally filed on September 26, 2011.

Item 3      Source and Amount of Funds or Other Consideration.

As of the date of this Schedule 13D, Mangrove Fund owns 1,821,441 shares of Common Stock, purchased for an aggregate price of $5,612,023.97 and options to acquire 319,600 shares of Common Stock, purchased for an aggregate price of $58,050.65. No other Common Stock or Common Stock equivalent is owned by any Reporting Person.

Item 5      Interest in Securities of the Issuer.

(a)-(b) As of the date of this Schedule 13D, Mangrove Fund has shared voting and dispositive power with respect to 2,141,041 shares of Common Stock (of which 319,600 shares represent shares of Common Stock which may be acquired upon the exercise of options), representing approximately 8.0% of the 26,632,062  shares of Common Stock outstanding as of August 22, 2011, as reported in the Issuer’s Amendment No. 1 to Form S-1, Registration Statement, filed with the Securities and Exchange Commission on September 14, 2011.

Mangrove Partners, in its capacity as investment manager of Mangrove Fund, has shared voting and dispositive power with respect to 2,141,041 shares of Common Stock (of which 319,600 shares represent shares of Common Stock which may be acquired upon the exercise of options), representing approximately 8.0% of the 26,632,062 shares of Common Stock outstanding as of August 22, 2011, as reported in the Issuer’s Amendment No. 1 to Form S-1, Registration Statement, filed with the Securities and Exchange Commission on September 14, 2011.

Mangrove Capital, in its capacity as general partner of Mangrove Fund, has shared voting and dispositive power with respect to 2,141,041 shares of Common Stock (of which 319,600 shares represent shares of Common Stock which may be acquired upon the exercise of options), representing approximately 8.0% of the 26,632,062 shares of Common Stock outstanding as of August 22, 2011, as reported in the Issuer’s Amendment No. 1 to Form S-1, Registration Statement, filed with the Securities and Exchange Commission on September 14, 2011.

Mr. August, in his capacity as the Director of Mangrove Partners and Director of Mangrove Capital has shared voting and dispositive power with respect to 2,141,041 shares of Common Stock (of which 319,600 shares represent shares of Common Stock which may be acquired upon the exercise of options), representing approximately 8.0% of the 26,632,062 shares of Common Stock outstanding as of August 22, 2011, as reported in the Issuer’s Amendment No. 1 to Form S-1, Registration Statement, filed with the Securities and Exchange Commission on September 14, 2011.

(c) The trade dates, number of shares of Common Stock and Common Stock equivalents purchased or sold and the price per share of Common Stock (including commissions) and where and how the transactions were effected for all transactions in the Common Stock and Common Stock equivalents by the Reporting Persons in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference.

(d)  Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)  Not applicable.

SCHEDULE 13D
CUSIP No. 15117n305	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct:

September 30, 2011

THE MANGROVE PARTNERS FUND, L.P.
By:	MANGROVE CAPITAL
as General Partner

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

/s/ Nathaniel August
Name: Nathaniel August

SCHEDULE 13D
CUSIP No. 15117n305	Page 8 of 8 Pages

SCHEDULE A

Transactions Effected in Last 60 Days

Transactions by Mangrove Fund:

Date	Type of Security	Type of Transaction	Number of Shares or Options Purchased (P) or Sold (S)		Purchase Price ($)	Common Stock Equivalents	Strike Price

8/4/2011	Common Stock	Open Market Purchase	171,556	(P)	3.02	171,556

8/5/2011	Common Stock	Open Market Purchase	102,652	(P)	2.95	102,652

8/22/2011	Common Stock	Open Market Purchase	27,442	(P)	2.93	27,442

8/23/2011	Common Stock	Open Market Purchase	16,499	(P)	2.96	16,499

9/2/2011	Common Stock	Open Market Purchase	41,763	(P)	3.45	41,763

9/6/2011	Common Stock	Open Market Purchase	758	(P)	3.57	758

9/8/2011	Common Stock	Open Market Purchase	71,128	(P)	3.54	71,128

9/9/2011	Common Stock	Open Market Purchase	76,800	(P)	3.45	76,800

9/12/2011	Common Stock	Open Market Purchase	50,000	(P)	3.48	50,000

9/13/2011	Common Stock	Open Market Purchase	100,000	(P)	3.30	100,000

9/13/2011	Option	Open Market Purchase	208	(P)	0.15	20,800	5.50

9/13/2011	Option	Open Market Purchase	923	(P)	0.23	92,300	5.00

9/14/2011	Common Stock	Open Market Purchase	100,000	(P)	3.18	100,000

9/15/2011	Common Stock	Open Market Purchase	87,190	(P)	3.20	87,190

9/16/2011	Common Stock	Open Market Purchase	100,000	(P)	3.12	100,000

9/19/2011	Option	Open Market Purchase	196	(P)	0.20	19,600	5.00

9/19/2011	Common Stock	Open Market Purchase	100,000	(P)	2.98	100,000

9/20/2011	Option	Open Market Purchase	88	(P)	0.25	8,800	5.00

9/22/2011	Common Stock	Open Market Purchase	100,000	(P)	2.94	100,000

9/23/2011	Common Stock	Open Market Purchase	44,600	(P)	2.96	44,600

9/26/2011	Common Stock	Open Market Purchase	36,450	(P)	2.82	36,450

9/26/2011	Option	Open Market Purchase	194	(P)	0.20	19,400

9/28/2011	Common Stock	Open Market Purchase	100,000	(P)	2,78	100,000

9/28/2011	Option	Open Market Purchase	10	(P)	0.20	1,000	5.00

9/29/2011	Common Stock	Open Market Purchase	158,820	(P)	2.65	158,820

9/29/2011	Option	Open Market Purchase	577	(P)	0.20	57,700	5.00

9/29/2011	Option	Open Market Purchase	1,000	(P)	0.10	100,000	4.50